Exhibit 12

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Ratio of Earnings to Fixed Charges

Six Months
Ended
(in millions, except ratio)	June 30, 2010
Income before income taxes and earnings of non-controlling interests	$136.8
Fixed charges	16.7
Capitalized interest	(1.3)
Total	$152.2

Ratio of earnings to fixed charges	9.11

Fixed Charges:
Interest expense on debt	$15.7
Amortization of discount on debt	0.4
Interest portion of rental expense on operating leases	0.6
Total	$16.7